Exhibit 99.1
AMERICAS GOLD AND SILVER CORPORATION PROVIDES GALENA COMPLEX EXPLORATION UPDATE AND CORPORATE UPDATE
This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 17, 2021 to its short form base shelf prospectus dated January 29, 2021.
TORONTO, ONTARIO— July 12, 2021 —Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to provide an exploration update for the Galena Complex and corporate update.
Highlights
●	Phase 1 drilling of the Recapitalization Plan is complete and the results will be incorporated into the updated mineral reserve and resource estimates expected before the end of August 2021.
●	Targeted mineral resource additions through June 2021 of least 50 million ounces of silver, on a 100% basis for the property.
●	Initial 21-hole drill program targeting the downdip extension of the prolific Silver Vein all hit high grade mineralization and is now complete. Highlighted recent drill results include:
o	Hole 55-183: 3,345 g/t silver and 2.8% copper (3,633 g/t silver equivalent [1]) over 3.8 m [2]
including:         13,800 g/t silver and 11.1% copper (14,900 g/t silver equivalent) over 0.5 m
o	Hole 55-143: 2,460 g/t silver and 2.1% copper (2,680 g/t silver equivalent) over 4.1 m
including:         7,060 g/t silver and 5.4% copper (7,620 g/t silver equivalent) over 0.6 m
o	Hole 55-184: 3,966 g/t silver and 4.0% copper (4,372 g/t silver equivalent) over 2.2 m
including:         7,610 g/t silver and 7.6% copper (8,390 g/t silver equivalent) over 0.5 m
●
Phase 2 drill program expected to start in Q3-2021 and will initially target extensions of the three south-east plunging veins at depth (72 Vein, Silver Vein and 360 Complex) from the first of several planned drill stations further east to determine the extent and potential source of these similar vein structures.  In addition, the Company will also target the Vulcan Gap, which is located between surface and the 2400-Level.

●	Targeted resource growth from the Phase 2 drilling program is an additional 50 million ounces of silver resources, on a 100% basis for the property.
“The Phase 1 drilling at the Galena Complex has been a tremendous success,” stated Americas Gold and Silver President & CEO Darren Blasutti.  “I am excited for the results to be incorporated into the updated mineral reserve and resource estimates for the Galena Complex which I believe will continue to showcase the resource potential when capital is allocated to drilling.  The recent drilling of the Silver Vein has been remarkable and I believe the Phase 2 drilling will continue to demonstrate the potential of the property at depth.”

1 Silver equivalent was calculated using metal prices of $20.00/oz silver, $3.00/lb copper and $1.05/lb lead.
2 Meters represent “True Width” which is calculated for significant intercepts only and is based on orientation axis of core across the estimated dip of the vein.

Galena Update
The Company has completed the Phase 1 drilling program as part of the Galena Complex Recapitalization Plan.  The Company’s most recent mineral resource update, which was released in September 2020, already demonstrated the significant exploration potential at the property with Measured and Indicated Resource increasing by 36% and Inferred Resource increasing by 100%.
The Company expects to provide an updated Mineral Resource estimate by the end of August 2021.  The Company is confident that based on the continued exploration success, from drilling completed during July 2020 through June 2021, that the resource estimates will increase by the Company’s target for over 50 million ounces of silver, when considering Galena on an 100% basis.
The Company expects 2021 to be a transitional year at the Galena Complex from a production standpoint with continued exploration drilling supporting production growth toward a 2 million silver ounce per year plan by the end of 2022.  Longer term, and assuming continued exploration success, the Company is confident that the operation will again reach peak historical annual production levels of approximately 5 million ounces per year.
Continued Exploration Success of Deep Extension of Silver Vein
The initial 21-hole drill program targeting the newly discovered Silver Vein at depth is complete with all holes intersecting mineralization.  Most recent high-grade results include:
o	Hole 55-183: 3,345 g/t silver and 2.8% copper (3,633 g/t silver equivalent) over 3.8 m
including:         13,800 g/t silver and 11.1% copper (14,900 g/t silver equivalent) over 0.5 m
o	Hole 55-143: 2,460 g/t silver and 2.1% copper (2,680 g/t silver equivalent) over 4.1 m
including:         7,060 g/t silver and 5.4% copper (7,620 g/t silver equivalent) over 0.6 m
o	Hole 55-184: 3,966 g/t silver and 4.0% copper (4,372 g/t silver equivalent) over 2.2 m
including:         7,610 g/t silver and 7.6% copper (8,390 g/t silver equivalent) over 0.5 m
o	Hole 55-173: 1,747 g/t silver and 2.0% copper (1,968 g/t silver equivalent) over 1.5 m
including:         12,400 g/t silver and 16.2% copper (14,100 g/t silver equivalent) over 0.1 m
o	Hole 55-181: 1,185 g/t silver and 1.4% copper (1,330 g/t silver equivalent) over 1.9 m
and:                  738 g/t silver and 0.5% lead (790 g/t silver equivalent) over 2.1 m
o	Hole 55-186: 2,264 g/t silver and 3.1% copper (2,588 g/t silver equivalent) over 0.5 m
A full table of drill results can be found at:
https://americas-gold.com/site/assets/files/4297/dr20210712.pdf.
Phase 2 Exploration Program
The Phase 2 drill program is expected to start in Q3-2021 with several targets identified.  Drilling at depth will continue to focus on the three south-east plunging veins which include the 72 Vein, the Silver Vein and what is believed to be the top of the 360 Complex.  Drilling will commence from a newly developed drill station further east on the 5500-Level to continue to test the extension of the Silver Vein at depth following the success of the initial 21-hole drill program.  Subsequent drill stations are planned further east on the 5500-Level to continue to target the Silver Vein and 360 Complex.  The initial drilling success of the 360 Complex during Phase 1 is believed to be the top of the system with the potential to extend at depth.  Phase 2 will include continued exploration in gap areas within this south-east plunging trend to determine continuity and potential sources of these high-grade mineralized vein systems.
In addition to this deeper drilling, the Company will also target the Vulcan Gap, which has been historically underexplored and is located between surface and the 2400-Level.

The goal of Phase 2 drilling is to add significant mine life in known vein systems and to discover new orebodies both at depth and near surface.  The Company is targeting an additional 50 million ounces of silver from the Phase 2 drilling program, on a 100% basis for the property.

Figure 1: Phase 2 Exploration Targets (Section looking North)
Service of Statement of Claim
The Company has been served with a statement of claim that was filed in the Ontario Superior Court of Justice (the “Court”) to commence a proposed class action lawsuit against the Company and its Chief Executive Officer (the “Action”).  Pursuant to the Action, the representative plaintiff seeks damages of C$130 million in relation to the Company’s public disclosure concerning its Relief Canyon mine.  Although no assurance can be given with respect to the ultimate outcome, the Company believes that the complaint against it is unfounded and without merit, and it intends to vigorously defend the proceeding.  The Company does not believe nor admit that the service of a statement of claim in the Action itself constitutes a material change in the business, operations, or capital of the Company but is disclosing the Action for the purpose of incorporating this information into the Company's prospectus supplement dated May 17, 2021.
About Americas Gold and Silver Corporation
Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America.  The Company owns and operates the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA.  The Company also owns the San Felipe development project in Sonora, Mexico.  For further information, please see SEDAR or www.americas-gold.com.

For more information:
Stefan Axell VP, Corporate Development & Communications Americas Gold and Silver Corporation 416-874-1708	Darren Blasutti President and CEO Americas Gold and Silver Corporation 416-848-9503

Qualified Persons
Niel de Bruin, P.Geo., Director of Geology of the Company and a “qualified person” under National Instrument 43-101, have approved the applicable contents of this news release.
Technical Information
The diamond drilling program used NQ-size core.  Americas standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab.  The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations.  Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.
Analytical work was carried out by American Analytical Services Inc. (“AAS”) located in Osburn, Idaho.  AAS is an independent, ISO-17025 accredited laboratory.  Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry (“AA”) techniques to determine silver, copper, and lead, using aqua regia for pulp digestion.  Samples returning values over 514g/t Ag are re-assayed using fire-assay techniques for silver.  Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.
Duplicate pulp samples were sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis.  A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS.  The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.
All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:
This news release contains “forward-looking information” within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures; the recapitalization plan at the Galena Complex, including the replacement of the hoist and associated and expected costs; the outcome of the Action.  Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information.  With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s operations; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry.  The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations.  The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC.  Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.